CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive		(301) 263-0200
Bethesda, Maryland 20817		Fax (301) 576-5193

February 19, 2010

VIA MESSENGER AND EDGAR FILING AS CORRESPONDENCE

David Burton, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Spatializer Audio Laboratories, Inc. (“SPZR”); File No. 0-26460
SPZR Form 8-K Filed December 30, 2009 Relating to Item 4.01

Dear Mr. Burton:

This letter is in response to the comments of the Division of Corporation Finance staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Spatializer Audio Laboratories, Inc. (“SPZR” or the “Company”) as set forth in your comment letter dated February 2, 2010 (the “Comment Letter”).  The Company hereby responds to each of the Staff’s outstanding Comments.

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The Company’s Form 8-K/A referred to herein is being filed concurrently on EDGAR.  By way of background (and as reflected in the prior auditor’s letter dated December 30, 2009 and appended to the SPZR’s Form 8-K), there were no further disagreements with Schumacher on accounting principle or practice, financial statement disclosure or auditing scope or procedure.

Form 8-K dated December 30, 2009

Item 4-01.  Changes in Registrant’s Certifying Accountant

1.
We note your responses to prior comments 1-3 as well as the background information provided on the nature of the disagreements.  In regard to these disagreements, please amend your report to comply with the disclosure requirements of Item 304(a)(1)(iv) of Regulation S-K for statements (B) and (C).

Response to Comment 1: The requested revisions have been incorporated into the SPZR Form 8-K/A being filed concurrently.

2.
Please refer to prior comment 4.  We do not see where you have provided all the disclosure required by Item 304(b) of Regulation S-K.  Please revise to provide the required disclosures, or otherwise tell us where you have provided the required disclosures.

Response to Comment 2:  The requested revisions have been incorporated into the SPZR Form 8-K/A being filed concurrently.

3.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response to Comment 3:  The updated Accountant’s Letter is appended to the Form 8-K/A as Exhibit 16.1.

General

4.	We note that you did not provide all of the acknowledgements previously requested. Please provide, in writing, a statement:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment 4:  Per the above Staff Comment, please be advised that the Company acknowledges (see below execution by SPZR’s Chairman and President) the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5.            We note that your correspondence dated January 22, 2010 addresses our comments for twodistinct and separate registrants.  In responding to the comments above, please prepare andsubmit separate correspondence for each registrant.

Response to Comment 5: Separate correspondence is provided for each registrant as requested.

We appreciate your consideration of this matter and trust the Staff has no further comments, believing as we do that this response and the associated Form 8-K/A are fully responsive to the issues posed. We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.

Sincerely,

Date	By:	/s/Carl N. Duncan
Carl N. Duncan

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce
Dave Sherwood
Mick Schumacher/Lois Huston

ACKNOWLEDGED AS
TO COMMENT 4 ABOVE

/s/ Jay Gottlieb
Jay Gottlieb
Chairman and President Spatializer Audio Laboratories, Inc.